FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TABLE OF CONTENTS

Page
PART I FINANCIAL INFORMATION

Forward Looking Statements	1

PART II OTHER INFORMATION

Item 1.	Legal Proceedings	50

Item 2.	Changes in Securities and Use of Proceeds	50

Item 3.	Defaults upon Senior Securities	50

Item 4.	Submission of Matters to a Vote of Security Holders	50

Item 5.	Other Information	50

Item 6.	Exhibits and Reports	50

Signatures	51

In this report, references to “$,” “$U.S.” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos. This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Forward Looking Statements

This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•  ability to attract subscribers;

•   changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

• our ability to manage, implement and monitor billing and operational support systems;

• an increase in churn, or subscriber’s cancellations;

• the control of the company exerted by certain of our stockholders;

• changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

• the effects of government regulation on the Mexican telecommunications industry;

• declining rates for long distance traffic;

• fluctuations in labor costs;

• foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

• the general political, economic and competitive conditions in markets and countries where we operate, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•  the timing and occurrence of events which are beyond our control;

•  on October 26, 2006, Axtel announced the signing of an agreement to acquire Avantel (the “Transaction”), the closing and consummation of which could cause actual results to differ materially from such forward-looking statements due to the following factors:

•	The increase in Axtel’s leverage as a result of the Transaction, could significantly affect its growth and results from operations;

•	Lack of integration of Axtel’s and Avantel’s operations could have an adverse effect on the projected results of the Transaction;

•	Axtel may not have sufficient administrative, operational or financial resources to pursue its business strategy;

•	The loss of Avantel’s main executives could affect Axtel’s operations;

•	Any delay in completing the Transaction may reduce or eliminate the benefits expected;

•	Differences in the hiring process and employee management could have an adverse effect on the projected results of the Transaction;

•	The issuance of new Axtel Series B shares, which could be carried out as result of the Transaction, could dilute Axtel’s current shareholders and could result in a decrease in the CPOs market price;

•	Reliance on Certain Vendors to Maintain Avantel Operations;

•	Dependence on certain important customers of Avantel;

•	Increased dependence on the business or corporate segment;

•	More aggressive competitive environment from representing a bigger competitor of Telmex and the remaining participants in Mexico’s telecommunications sector;

•	Axtel might need additional financing; and

• other factors described in this Form 6-K.

Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

PART I - FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
September 30, 2006 and December 31, 2005
(Thousands pesos of constant purchasing power as of September 30, 2006)

	(Unaudited)
	September 30,	December 31,
Assets	2006	2005

Current assets:
Cash and cash equivalents	$1,062,878	1,934,248
Restricted cash	-	35,267
Accounts receivable	765,839	668,184
Refundable taxes and other accounts receivable	77,033	43,242
Prepaid expenses	18,093	57,962
Inventories	71,321	62,768

Total current assets	1,995,164	2,801,671

Long-term accounts receivable	20,461	19,230
Property, systems and equipment, net (note 5)	7,427,804	7,195,757
Telephone concession rights, net of accumulated amortization of $367,752 and $327,262 in 2006 and 2005, respectively	648,924	689,414
Pre-operating expenses, net	157,934	182,225
Deferred income taxes (note 9)	-	17,586
Other assets (note 6)	159,266	174,994

Total assets	$10,409,553	11,080,877

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$607,742	558,114
Accrued interest	58,019	13,041
Taxes payable	42,597	48,091
Current maturities of long-term debt (note 7)	44,678	41,915
Other accounts payable (note 8)	258,725	224,171
Derivative financial instruments (note 3)	71,724	85,302

Total current liabilities	1,083,485	970,634

Long-term debt, excluding current maturities (note 7)	1,865,075	2,845,311
Deferred income taxes (note 9)	39,601	-
Other long-term accounts payable	2,495	3,355
Seniority premiums	3,313	3,047
Allowance for severance payments	22,209	19,434

Total liabilities	3,016,178	3,841,781

Stockholders’ equity (note 10):
Common stock	8,221,230	8,221,230
Additional paid-in capital	518,559	527,634
Deficit	(1,443,689)	(1,575,524)
Cumulative deferred income tax effect	125,215	125,215
Change in the fair value of derivative instruments (note 3)	(27,940)	(59,459)

Total stockholders’ equity	7,393,375	7,239,096

Commitments and contingencies (note 11)

Total liabilities and stockholders’ equity	$10,409,553	11,080,877

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands pesos of constant purchasing power as of September 30, 2006)

	Three months ended		Nine months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Telephone services and related revenues	$1,497,750	1,299,876	4,260,980	3,729,085

Operating costs and expenses:
Cost of sales and services	(457,298)	(395,386)	(1,296,234)	(1,157,490)
Selling and administrative expenses	(514,198)	(438,919)	(1,446,859)	(1,284,134)
Depreciation and amortization	(364,906)	(289,215)	(1,048,661)	(841,076)

	(1,336,402)	(1,123,520)	(3,791,754)	(3,282,700)

Operating income	161,348	176,356	469,226	446,385

Comprehensive financing result:
Interest expense	(68,993)	(98,746)	(324,454)	(292,085)
Interest income	14,700	12,405	71,066	39,947
Foreign exchange (loss) gain, net	32,966	(2,912)	(35,613)	82,497
Monetary position gain	9,619	12,867	17,540	29,682

Comprehensive financing result, net	(11,708)	(76,386)	(271,461)	(139,959)

Other (expense) income, net	(2,832)	11,160	(17,365)	4,136

Income before income taxes	146,808	111,130	180,400	310,562

Deferred income tax (note 9)	(36,841)	(38,940)	(48,565)	(99,212)

Net income	$109,967	72,190	131,835	211,350

Weighted average common shares outstanding	2,840,936,866	2,533,706,866	2,840,936,866	2,533,706,866

Basic and diluted earnings per share (pesos)	0.04	0.03	0.05	0.08

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands pesos of constant purchasing power as of September 30, 2006)

	Nine months ended
	September 30,
	(Unaudited)
	2006	2005
Operating activities:
Net income	$131,835	211,350
Add charges to operations not requiring resources:
Depreciation	937,786	753,782
Amortization	110,875	87,294
Seniority premium allowance	-	114
Deferred income tax	48,565	99,212

Resources provided by the operations	1,229,061	1,151,752

Net financing from (investment in) operations	(3,977)	(256,302)

Resources provided by operating activities	1,225,084	895,450

Financing activities:
Additional paid-in capital	(9,075)	-
(Payments) proceeds from loans, net	(977,473)	641,656
Restricted cash	35,267	(17,238)
Accrued interest	44,978	79,367
Other accounts payable	10,049	(3,391)

Resources (used in) provided by financing activities	(896,254)	700,394

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,169,833)	(1,094,465)
Pre-operating expenses	(8,805)	(1,956)
Other assets	(21,562)	(25,318)

Resources used in investing activities	(1,200,200)	(1,121,739)

(Decrease) increase in cash and cash equivalents	(871,370)	474,105

Cash and cash equivalents at beginning of period	1,934,248	585,780

Cash and cash equivalents at end of period	$1,062,878	1,059,885

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Nine months ended September 30, 2006
(Thousands pesos of constant purchasing power as of September 30, 2006)

	Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2005	$8,221,230	527,634	(1,575,524)	125,215	(59,459)	7,239,096

Issuance costs	-	(9,075)	-	-	-	(9,075)

Comprehensive income	-	-	131,835	-	31,519	163,354

Balances as of September 30, 2006 (Unaudited)	$8,221,230	518,559	(1,443,689)	125,215	(27,940)	7,393,375

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
September 30, 2006 and December 31, 2005
(Thousands pesos of constant purchasing power as of September 30, 2006)

(1)	Organization and description of business

Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 11e). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $152,465 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $76,891 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $787,320 for a period of twenty years with an extension option.

The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Aguascalientes, Saltillo, Ciudad Juárez, Tijuana, Veracruz, Torreón, Chihuahua, Celaya and Irapuato.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(2)	Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Financial Reporting Standards Generally Accepted in Mexico (Mex GAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of September 30, 2006, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %

September 30, 2006	434.947	2.28
December 31, 2005	425.232	3.30
September 30, 2005	418.842	1.75

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2005, as certain information and note disclosures normally included in financial statements prepared in accordance with Mex GAAP have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

When reference is made to pesos or “$”, it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos as of the most recent balance sheet date.

The U.S. dollar exchange rates as of September 30, 2006 and December 31, 2005 were $11.01 and $10.77 respectively. As of October 23, 2006, the exchange rate was $10.83

The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

% ownership

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	99.999%
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	99.999%
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	99.999%

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(3)	Derivative instruments and hedging activities

The Company has Cross Currency Swaps (CCS) transactions, denominated “Coupon Swap” agreement to hedge its original aggregate principal amount U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million senior notes. The Company does not enter into derivative instruments for any purpose other than hedging activities. That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

On June 6, 2005, the Company entered into a derivative CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at annual rate of 12.26%.

On March 29, 2004, the Company entered into a derivative CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual rate of 12.30%.

Both of the CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS are similar to those contractual terms in interest payment dates and those conditions of the underlying debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

As of September 30, 2006, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S.$ 113.75	$ 1,270	11.00%	12.30%	U.S.$(3.5)
December 15, 2008	U.S.$ 136.25	$ 1,480	11.00%	12.26%	U.S.$(3.0)

For the nine-month period ended September 30, 2006, the change in the fair value of these CCS is an unrealized gain amount of U.S. $3.4 million, when compared to the fair value as of December 31, 2005. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes. Due to the redemption of 35% of the U.S. $250,000,000 original aggregate principal amount of the notes (see note 7), a hedge ineffectiveness amounting U.S. $(1.9) million was recognized on the comprehensive financing result during 2006, under the cash flow hedge accounting model.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and considered that the amount of embedded derivatives for the nine-month period ended September 30, 2006 was immaterial and no amount was registered in the accounting records.

(4)	Related parties transactions

The main transactions with related parties, during the nine-months period ended September 30, 2006 and 2005 are:

	(Unaudited)	(Unaudited)
	September 30,	September 30,
	2006	2005

Lease expense	$25,565	27,304
Installations services expense	4,338	3,263
Marketing and advertising expense	-	7,372
Other	205	131

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

The balances with related parties as of September 30, 2006 and December 31, 2005 are as follows:

	September 30	December 31
	2006	2005

Prepaid expenses:
Operadora de Parques y Servicios, S.A. de C.V.	$4,763	6,278

Accounts Payable:
GEN Industrial, S.A. de C.V.	$1	24
GE Capital CEF México	301	-
Instalaciones y Desconexiones Especializadas, S.A. de C.V.	636
	$938	24

(5)	Property, systems and equipment

Property, systems and equipment are as follows:

	(Unaudited)
	September 30,	December 31,
	2006	2005	Useful lives

Land	$40,571	40,588
Building	143,357	131,799	25 years
Computer and electronic equipment	1,247,805	1,152,499	3 years
Transportation equipment	38,117	31,059	4 years
Furniture and fixtures	117,083	112,001	10 years
Network equipment	10,048,240	8,699,219	6 to 28 years
Leasehold improvements	192,826	175,916	5 to 14 years
Construction in progress	874,559	1,159,511
Advances to suppliers	24,468	131,330

	12,727,026	11,633,922

Less accumulated depreciation	5,299,222	4,438,165

Property, systems and equipment, net	$7,427,804	7,195,757

As of September 30, 2006 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,420.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(6)	Other assets

Other assets consist of the following:

	(Unaudited)
	September 30,	December 31
	2006	2005

Notes issuance costs	$94,296	94,141
Telmex / Telnor infrastructure costs	64,687	64,687
WTC concession rights	21,292	-
Guarantee deposits	20,798	21,110
Other	19,669	29,045

	220,742	208,983
Less accumulated amortization	61,476	33,989

Other assets, net	$159,266	174,994

(7)	Long-term debt

Long-term debt as of September 30, 2006 and December 31, 2005 consist of the following:

	(Unaudited)
	September 30,	December 31,
	2006	2005
U.S. $162,500,000 in aggregate principal amount of 11% Senior Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	$1,789,970	2,755,983

Premium on senior notes issuance	31,718	53,765

Promissory Notes with Hewlett Packard Operations Mexico, S. de R.L. de C.V. denominated in U.S. dollars, payable in 12 quarterly installments maturing in December 2007. The interest rate is 7.0%	20,539	29,428

Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and TIIE (Mexican average interbank rate) plus six percentage points for those denominated in pesos.	67,526	48,050

Total long-term debt	1,909,753	2,887,226

Less current maturities	44,678	41,915

Long-term debt, excluding current maturities	$1,865,075	2,845,311

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

Annual installments of long-term debt are as follows:

Year	Amount

September 2008	$23,487
September 2009	14,406
September 2010	5,494
December 2013	1,821,688

$1,865,075

During January 2005, the Company issued Senior Notes for U.S. $75 million under the original indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value, thus resulting in a premium of U.S. $5.1 million, which will be amortized as a reduction of interest expense over the term of the issuance from 11.00% to 9.84%.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which is included on the comprehensive financing result.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V., Impulsora e Inmobiliaria Regional, S.A. de C.V. and Servicios Axtel, S.A. de C.V., are guaranteeing the notes with unconditional guaranties that are unsecured.

Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of September 30, 2006, the Company was in compliance with all of its covenants and obligations.

(8)	Other accounts payable

As of September 30, 2006 and December 31, 2005, other accounts payable consist of the following:

	(Unaudited)
	September 30,	December 31,
	2006	2005

Guarantee deposits (note 11a)	$143,198	143,311
Interest payable (note 11a)	53,262	42,239
Other	62,265	38,621

Total other accounts payable	$258,725	224,171

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(9)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from Mexican GAAP.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate for assets and liabilities. The effect of the reduction in the deferred income tax assets calculation for 2005 was $10,349.

For the nine months ended September 30, 2006 and 2005 (unaudited), deferred IT amounted to an expense of $48,565 and $99,212, respectively; also, as of September 30, 2006, $10,866 was recorded into the change in the fair value of derivative instruments.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2006 and December 31, 2005 are presented below:

	(Unaudited)
	September 30,	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$147,604	317,273
Allowance for doubtful accounts	72,622	51,288
Accrued liabilities	14,452	13,723
Tax on assets	24,557	20,648
Premium on bond issuance	8,906	15,616
Fair value of derivative instruments	10,866	23,123

Total gross deferred tax assets	279,007	441,671

Less valuation allowance	24,903	23,182

Net deferred tax assets	254,104	418,489

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(Unaudited)
September 30,	December 31,
2006	2005

Deferred tax liabilities:
Property, systems and equipment	57,860	149,574
Telephone concession rights	180,921	188,624
Pre-operating expenses	44,353	52,038
Other assets	10,571	10,667

Total deferred tax liabilities	293,705	400,903

Deferred tax (liabilities) assets, net	$(39,601)	17,586

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $540,967 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below. Taxable income for the nine-month periods ended September 30, 2006 and 2005 were $576,648 and $527,046, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of September 30, 2006 and December 31, 2005, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of September 30, 2006, the tax loss carryforwards expired as follows:

Year	Inflation-adjusted tax loss carryforwards	Recoverable TA

2010	$250	-
2011	71,701	-
2012	465,218	-
2013	-	9,582
2014	134	9,306
2015	3,664	3,772
2016	-	1,897

	$540,967	24,557

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(10)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structures

At September 30, 2006, the Company had 2,840,936,866 shares issued and outstanding. Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value. From the total shares, 32,212,209 shares are Series A and 2,808,724,657 shares are Series B. At September 30, 2006 the Company has only issued Class “I” shares. Also, at September 30, 2006 all shares issued are part of the fixed portion.

By resolutions adopted at the Extraordinary Shareholders Meeting held on August 26, 2005, the shareholders of the Company approved a proposal to cancel the increase of the variable portion of the common stock of the Company that was previously approved in a Extraordinary Shareholders Meeting held on September 8, 2004 in the amount equal to $3,239 through the issuance of 124,957,212 non-voting Series “N” shares. These Series “N” shares were never subscribed and paid.

By resolutions adopted at the Extraordinary Shareholders´ Meetings held on August 26, 2005, the shareholders of the Company (i) approved a proposal to reduce the variable portion of the capital stock of the Company by $5,336 (ii) approved a proposals to increase the variable portion of the capital stock of the Company by $5,336 (iii) approved a proposal to carry out a merger through which the Company (Merging company) absorbed Telinor Telefonía S. de R.L. de C.V (Merged company). These resolutions had no significant effects on the financial position or on the result of operations of the Company.

By resolutions adopted at the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (10 a.m.), the shareholders of the Company: (i) ratified all shareholders resolutions adopted prior to the date of this meeting; (ii) approved the financial statements of the Company for the fiscal year that ended on December 31, 2004, and (iii) reported about the current structure of the capital stock. At this meeting it was resolved and confirmed that the total subscribed and paid capital stock of the Company was $5,742,897,450 pesos (nominal value), represented by 1,253,233,984 common, non par value, Series “A” shares; 888,152,627 common, non par value, Series “C” shares; and 392,320,255 non voting, non par value, Series “N” shares.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

By resolutions adopted by the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (12 p.m.), the shareholders of the Company: (i) approved the conversion of 2,533,606,866 shares of the variable portion of the capital stock into the same number of shares of the minimum fixed capital stock; (ii) approved an increase of the minimum fixed capital stock of the Company by $5,742,897,450 pesos (nominal value); (iii) approved that the shares representative of the minimum fixed capital stock of the Company will be identified as Class “I” and the shares representative of the variable portion will be identified as Class “II”, and the reclassification of all the shares of the capital stock of the Company so that the capital stock will be represented by two series of nominative, common and non par value shares identified as Series “A” and Series “B” shares; (iv) approved that the subscribed and paid capital stock of the Company is represented by 32,212,209 nominative, common, non par value, Class “I”, Series “A” shares, and by 2,501,494,657 nominative, common, non par value, Class “I”, Series “B” shares; (v) approved an increase of the minimum fixed capital stock of the Company in the amount of up to $796,433,487 pesos through the issuance of up to 343,529,802 nominative, common, non par value, Class “I”, Series “B” shares, to be offered, subscribed and paid as part of a public and private offering (the offering) to be carried out by the Company no later than December 31, 2005.

In connection with the capital increase described in item (v) of the precedent paragraph, it was also resolved in such meeting to delegate to the Board of Directors and certain officers of the Company the authority (i) to determine, once the offering is completed, the number of shares subscribed in the offering, (ii) to determine the exact amount of the capital increase approved in such meeting based on the results of the offering, (iii) to cancel the unsubscribed and unpaid shares as a result of the offering, and (iv) to modify the text of Clause Sixth of the bylaws to reflect the subscribed and paid capital stock as a result of the offering.

Immediately after giving effect to the resolutions of the meeting referred to in the preceding two paragraphs, the Company’s capital stock was $6,521,541,755 pesos (nominal value), represented by 32,212,209 common, non par value, Class “I”, Series “A” subscribed and paid shares; 2,501,494,657 common, non par value, Class “I”, Series “B” subscribed and paid shares; and 343,529,802 common, non par value, Class “I”, Series “B” unsubscribed and unpaid shares to be offered in the offering.

(b)	Stockholders’ equity restrictions

Stockholder contributions, restated as provided for in the tax law, totaling $6,625,908,686 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 7 establish limitations on dividend payment.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(11)	Commitments and contingencies

As of September 30, 2006, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $53,262, included within the other accounts payable in the balance sheet as of September 30, 2006.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of September 30, 2006, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  The Company appealed this resolution.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $9,014 and to other service providers amounting $182,200.

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for the nine-month periods ended September 30, 2006 and 2005 was $272,505 and $265,976, respectively.

The annual payments under the committed leases as of September 30, 2006 are as follows:

	Contracts in:
	Pesos (thousands)	U.S. Dollars (thousands)

September 2007	$109,275	7,879
September 2008	96,830	5,218
September 2009	81,701	3,111
September 2010	60,292	2,839
September 2011	44,300	2,646
Thereafter	271,227	7,539
	$663,625	29,232

(g)	As of September 30, 2006, the Company has placed purchase orders which are pending delivery from suppliers for approximately $582,534.

(h)
On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the “NGN PLA”). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement. As of September 30, 2006, the Company has acquired the equipment and software licenses required to the have 96,435 lines in service.

(12)	Subsequent events

On October 26, 2006, Axtel announced the signing of an agreement to acquire Avantel and create a fully complementary national telecommunications company in Mexico providing local, long-distance, broadband, data and built-to-suit communications solutions to over 750,000 residential, small, medium and large customers, as well as multinational and government entities, throughout Mexico. The US $500 million transaction will consolidate Axtel as the second-largest fixed-line integrated telecommunications company in Mexico, The transaction is expected to close by the end of 2006, subject to final approval by Axtel’s shareholders, regulatory authorities and execution of final documents. It is expected that this transaction will be fully financed through mid-term loans.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(13)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Mexican financial reporting standards (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three month and the nine-month periods ended September 30, 2006 and 2005, and on stockholders’ equity as of September 30, 2006 and December 31, 2005 are presented below, with an explanation of the adjustments.

(Unaudited)	(Unaudited)
Three months ended	Nine months ended
September 30,	September 30,

	2006	2005	2006	2005

Net (loss) income reported under Mexican GAAP	$109,967	72,190	131,835	211,350

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 13a)	(1,654)	20,519	(1,290)	80,790
2. Amortization of start-up costs (see 13c)	11,144	10,584	33,096	31,756
3. Start-up costs of the period (see 13c)	(671)	(1,576)	(8,805)	(1,956)
4. Revenue recognition (see 13b)	(5,098)	(8,236)	(24,320)	(26,207)
5. Allowance for post retirement benefits (see 13d)	188	167	366	380
6. Capitalized interest (see 13e)	(290)	(198)	(566)	(450)
Total approximate U.S. GAAP adjustments	3,619	21,260	(1,519)	84,313
Approximate net income (loss) under U.S. GAAP	$113,586	93,450	130,316	295,663

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

	(Unaudited) September 30,	December 31,
	2006	2005

Total stockholders’ equity reported under Mexican GAAP	$7,393,375	7,239,096

U.S. GAAP adjustments
1. Deferred income taxes (see 13a)	82,634	83,922
2. Start-up costs (see 13c)c	(157,934)	(182,225)
3. Revenue recognition (see 13b)	(146,095)	(121,775)
4. Allowance for post retirement benefits (see 13d)	(16,000)	(16,366)
5. Capitalized interest (see 13e)	24,753	25,319
Total approximate U.S. GAAP adjustments	(212,642)	(211,125)
Total stockholders’ equity under U.S. GAAP	$7,180,733	7,027,971

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of September 30, 2006 and December 31, 2005 for U.S. GAAP are presented below:

	(Unaudited)
	September 30, 2006	December 31, 2005

Deferred tax assets:
Net operating loss carryforwards	$147,604	317,273
Allowance for doubtful accounts	72,622	51,288
Deferred revenues	40,907	34,095
Accrued liabilities	14,452	13,723
Fair value of derivative instruments	10,866	23,123
Premium on bond issuance	8,906	15,616
Tax on assets	24,557	20,648

Total gross deferred tax assets	319,914	475,766

Less valuation allowance	25,079	23,182

Net deferred tax assets	294,835	452,584
Deferred tax liabilities:
Property, systems and equipment	64,792	156,364
Telephone concession rights	180,921	188,624
Other assets	6,089	6,088

Total deferred tax liabilities	251,802	351,076

Net deferred tax liabilities under U.S. GAAP	43,033	101,508
Plus (less) net deferred tax liability (assets) recognized
under Mexican GAAP	39,601	(17,586)

U.S. GAAP adjustment to stockholders’ equity	$82,634	83,922

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior to 2002, a deferred tax asset valuation allowance of $24,903 as of September 30, 2006 was recorded for U.S. GAAP. This represents an increase in the valuation allowance of $1,721 for the nine-month period ended September 30, 2006.

(b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a) there is persuasive evidence of an agreement;
b) the delivery was made or the services rendered;
c) the sales price to the purchaser is fixed or determinable; and
d) collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period is determinated based upon the Company’s experienced average customers life. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $33,096 and $31,756 for the nine months period ended September 30, 2006 and 2005 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by $157,934 and $182,225 to write off the unamortized balance at September 30, 2006 and December 31, 2005. For U.S. GAAP purposes during the nine months periods ended September 30, 2006 and 2005 the Company reversed $8,805 and $1,956, respectively, of capitalized amortization costs.

(d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine months ended September 30, 2006 and 2005 the Company recorded an increase in net income of $366 and $380, respectively. As of September 30, 2006 and December 31, 2005, the Company cancelled a deferred charge of $16,000 and $16,366, as allowed under Mexican GAAP. The US GAAP liability amounts to $22,209 and $19,434 as of September 30, 2006 and December 31, 2005, respectively.

(e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

(f)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios has total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, “Axtel” corresponds to the parent company issuer. The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements. Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
				Adjustments
(Unaudited)			Combined	and	Axtel
As of September 30, 2006	Axtel		Guarantors	Eliminations	Consolidated

Current assets	$1,998,515		164,859	(168,210)	1,995,164
Property, systems and equipment, net	7,419,993		8,682	(871)	7,427,804
Concession rights, pre-operating expenses and deferred taxes	806,858		9,381	(9,381)	806,858
Investment in subsidiaries	33,534		-	(33,534)	-
Other non-current assets and long-term receivable	160,769		18,958	-	179,727

Total assets	$10,419,669		201,880	(211,996)	10,409,553

Current liabilities	$1,109,742		141,953	(168,210)	1,083,485
Long-term debt	1,865,075		-	-	1,865,075
Other non-current liabilities	51,477		25,522	(9,381)	67,618
		31
1. Total liabilities	3,026,294		167,475	(177,591)	3,016,178

Total stockholders equity	7,393,375		34,405	(34,405)	7,393,375

Total liabilities and stockholders equity	$10,419,669		201,880	(211,996)	10,409,553

			Adjustments
		Combined	and	Axtel
As of December 31, 2005	Axtel	Guarantors	Eliminations	Consolidated

Current assets	$2,815,960	132,585	(146,874)	2,801,671
Property, systems and equipment, net	7,187,627	9,203	(1,073)	7,195,757
Concession rights, pre-operating expenses and deferred taxes	879,664	9,561	-	889,225
Investment in subsidiaries	33,791	-	(33,791)	-
Other non-current assets and long-term receivable	173,698	20,526	-	194,224

Total assets	$11,090,740	171,875	(181,738)	11,080,877

Current liabilities	$1,002,979	114,529	(146,874)	970,634
Long-term debt	2,845,311	-	-	2,845,311
Other non-current liabilities	3,354	22,482	-	25,836

Total liabilities	3,851,644	137,011	(146,874)	3,841,781

Total stockholders equity	7,239,096	34,864	(34,864)	7,239,096

Total liabilities and stockholders equity	$11,090,740	171,875	(181,738)	11,080,877

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

Condensed consolidating income statements:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended September 30, 2006	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,497,750	325,887	(325,887)	1,497,750
Costs of revenues and services	(457,298)	-	-	(457,298)
Selling and administrative expenses	(514,123)	(325,962)	325,887	(514,198)
Depreciation and amortization	(364,796)	(110)	-	(364,906)
Operating income	161,533	(185)	-	161,348
Comprehensive financing result, net	(11,393)	(597)	282	(11,708)
Other (expenses) income, net	(3,400)	850	(282)	(2,832)
Income tax	(34,958)	(1,883)	-	(36,841)
Investment in subsidiaries	(1,815)	-	1,815	-
Net (loss) income	$109,967	(1,815)	1,815	109,967

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,299,876	260,194	(260,194)	1,299,876
Costs of revenues and services	(395,386)	-	-	(395,386)
Selling and administrative expenses	(437,494)	(261,619)	260,194	(438,919)
Depreciation and amortization	(289,090)	(125)	-	(289,215)
Operating income (loss)	177,906	(1,550)	-	176,356
Comprehensive financing result, net	(76,280)	(469)	363	(76,386)
Other (expenses) income, net	10,904	619	(363)	11,160
Income tax	(39,197)	257	-	(38,940)
Investment in subsidiaries	(1,143)	-	1,143	-
Net income (loss)	$72,190	(1,143)	1,143	72,190

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2006	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$4,260,980	931,927	(931,927)	4,260,980
Costs of revenues and services	(1,296,234)	-	-	(1,296,234)
Selling and administrative expenses	(1,447,367)	(931,419)	931,927	(1,446,859)
Depreciation and amortization	(1,048,321)	(340)	-	(1,048,661)
Operating income	469,058	168	-	469,226
Comprehensive financing result, net	(270,721)	(1,596)	856	(271,461)
Other (expenses) income, net	(17,859)	1,350	(856)	(17,365)
Income tax	(48,385)	(180)	-	(48,565)
Investment in subsidiaries	(258)	-	258	-
Net (loss) income	$131,835	(258)	258	131,835

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$3,729,085	749,877	(749,877)	3,729,085
Costs of revenues and services	(1,157,490)	-	-	(1,157,490)
Selling and administrative expenses	(1,281,689)	(752,322)	749,877	(1,284,134)
Depreciation and amortization	(840,712)	(364)	-	(841,076)
Operating income (loss)	449,194	(2,809)	-	446,385
Comprehensive financing result, net	(139,592)	(1,443)	1,076	(139,959)
Other (expenses) income, net	3,641	1,571	(1,076)	4,136
Income tax	(98,728)	(484)	-	(99,212)
Investment in subsidiaries	(3,165)	-	3,165	-
Net income (loss)	$211,350	(3,165)	3,165	211,350

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

Condensed consolidating statements of changes in financial position:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2006	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net (loss) income	$131,835	(258)	258	131,835
Charges (credits) to operations not requiring (providing) resources	1,096,964	520	(258)	1,097,226
Resources provided by operations	1,228,799	262	-	1,229,061
Net investment in operations	187	(3,500)	(664)	(3,977)
Resources provided by (used in) operations, net	1,228,986	(3,238)	(664)	1,225,084

Financing activities:
Additional paid-in capital	(9,075)	-	-	(9,075)
Loans payments, net	(977,473)	(664)	664	(977,473)
Others	90,294	-	-	90,294
Resources used in financing activities	(896,254)	(664)	664	(896,254)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,169,811)	(22)	-	(1,169,833)
Other assets	(31,933)	1,566	-	(30,367)
Resources used in investing activities	(1,201,744)	1,544		(1,200,200)

Decrease in cash and equivalents	(869,012)	(2,358)	-	(871,370)
Cash and equivalents at the beginning of the period	1,930,720	3,528	-	1,934,248
Cash and equivalents at the end of the period	$1,061,708	1,170	-	1,062,878

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the nine-month period ended September 30, 2005	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	$211,350	(3,165)	3,165	211,350
Charges to operations not requiring resources	942,604	963	(3,165)	940,402
Resources provided by (used in) operations	1,153,954	(2,202)	-	1,151,752
Net (investment in) financing from operations	(259,144)	3,426	(584)	(256,302)
Resources provided by operations, net	894,810	1,224	(584)	895,450

Financing activities:
Proceeds from (loans payments), net	641,656	(584)	584	641,656
Others	58,738	-	-	58,738
Resources provided by (used in) financing activities	700,394	(584)	584	700,394

Investing activities:
Acquisition and construction of property, systems and equipment, net	(1,094,430)	(35)	-	(1,094,465)
Other assets	(26,925)	(349)	-	(27,274)
Resources used in investing activities	(1,121,355)	(384)	-	(1,121,739)

Increase (decrease) in cash and equivalents	473,849	256	-	474,105
Cash and equivalents at the beginning of the period	583,657	2,123	-	585,780
Cash and equivalents at the end of the period	$1,057,506	2,379	-	1,059,885

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

The tables below present combined balance sheets as of September 30, 2006 and December 31, 2005, income statements for each of the three-month and the nine-month periods ended September 30, 2006 and September 30, 2005, and statements of changes in financial position for each of the nine-month periods ended September 30, 2006 and September 30, 2005 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)				Adjustments
As of September 30, 2006				and	Combined
Assets	Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	$125	29	1,016	-	1,170
Related parties receivables	15,385	-	131,539	-	146,924
Refundable taxes and other accounts receivable	1,798	1,293	13,674	-	16,765

Total current assets	17,308	1,322	146,229	-	164,859

Property, systems and equipment, net	-	8,682	-	-	8,682
Deferred income taxes	226	-	9,326	(171)	9,381
Other non-current assets	1,670	-	17,288	-	18,958

Total assets	$19,204	10,004	172,843	(171)	201,880
Liabilities and Stockholders Equity

Account payable and accrued liabilities	$569	-	29,082	-	29,651
Taxes payable	7,063	-	48,448	-	55,511
Related parties payables	-	7,745	-	-	7,745
Other accounts payable	4,228	-	44,818	-	49,046

Total current liabilities	11,860	7,745	122,348	-	141,953

Deferred income tax	-	171	-	(171)	-
Other non-current liabilities	2,246	-	23,276	-	25,522

Total liabilities	14,106	7,916	145,624	(171)	167,475

Equity	5,256	1,569	27,838	-	34,663
Net (loss) income	(158)	519	(619)	-	(258)

Total stockholders equity	5,098	2,088	27,219	-	34,405

Total liabilities and stockholders equity	$19,204	10,004	172,843	(171)	201,880

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

As of December 31, 2005
				Adjustments
Assets	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Cash and cash equivalents	$431	11	3,086	-	3,528
Related parties receivables	11,245	-	102,031	(2)	113,274
Refundable taxes and other accounts receivable	1,377	1,347	13,059	-	15,783

Total current assets	13,053	1,358	118,176	(2)	132,585

Property, systems and equipment, net	-	9,203	-	-	9,203
Deferred income taxes	210	-	9,556	(205)	9,561
Other non-current assets	1,709	-	18,817	-	20,526

Total assets	$14,972	10,561	146,549	(207)	171,875
Liabilities and stockholders’ equity

Account payable and accrued liabilities	$142	-	20,219	-	20,361
Taxes payable	6,391	176	54,527	-	61,094
Related parties payables	-	8,410	2	(2)	8,410
Other accounts payable	1,254	-	23,410	-	24,664

Total current liabilities	7,787	8,586	98,158	(2)	114,529

Deferred income tax	-	205	-	(205)	-
Other non-current liabilities	1,929	-	20,553	-	22,482

Total liabilities	9,716	8,791	118,711	(207)	137,011

Equity	6,800	1,590	45,380	-	53,770
Net (loss) income	(1,544)	180	(17,542)	-	(18,906)

Total stockholders equity	5,256	1,770	27,838	-	34,864

Total liabilities and stockholders equity	$14,972	10,561	146,549	(207)	171,875

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

Guarantors’ Combined Income Statements:

				Adjustments
(Unaudited) For the three-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$40,409	499	284,979	-	325,887

Administrative expenses	(40,409)	-	(285,553)	-	(325,962)
Depreciation and amortization	-	(106)	(4)	-	(110)

Operating income	-	393	(578)	-	(185)

Comprehensive financing result, net	(97)	(205)	(295)	-	(597)

Other ( expenses) income, net	(5)	-	855	-	850

Income (loss) before income taxes	(102)	188	(18)	-	68

Income taxes	44	34	(1,961)	-	(1,883)

Net (loss) income	$(58)	222	(1,979)	-	(1,815)

				Adjustments
(Unaudited) For the three-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$29,551	499	230,144	-	260,194

Administrative expenses	(29,551)	-	(232,068)	-	(261,619)
Depreciation and amortization	-	(109)	(16)	-	(125)

Operating income (loss)	-	390	(1,940)	-	(1,550)

Comprehensive financing result, net	(44)	(306)	(119)	-	(469)

Other income, net	56	-	563	-	619

(Loss) income before income taxes	12	84	(1,496)	-	(1,400)

Income taxes	43	16	198	-	257

Net (loss) income	$55	100	(1,298)	-	(1,143)

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$111,529	1,505	818,893	-	931,927

Administrative expenses	(111,428)	-	(819,991)	-	(931,419)
Depreciation and amortization	-	(318)	(22)	-	(340)

Operating income	101	1,187	(1,120)	-	168

Comprehensive financing result, net	(251)	(702)	(643)	-	(1,596)

Other ( expenses) income, net	(24)	-	1,374	-	1,350

Income (loss) before income taxes	(174)	485	(389)	-	(78)

Income taxes	16	34	(230)	-	(180)

Net (loss) income	$(158)	519	(619)	-	(258)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$79,570	1,508	668,799	-	749,877

Administrative expenses	(79,570)	-	(672,752)	-	(752,322)
Depreciation and amortization	-	(329)	(35)	-	(364)

Operating income (loss)	-	1,179	(3,988)	-	(2,809)

Comprehensive financing result, net	(129)	(946)	(368)	-	(1,443)

Other income, net	60	-	1,511	-	1,571

(Loss) income before income taxes	(69)	233	(2,845)	-	(2,681)

Income taxes	42	7	(533)	-	(484)

Net (loss) income	$(27)	240	(3,378)	-	(3,165)

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

Guarantors’ Combined Statements of Changes in Financial Position:

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(158)	519	(619)	-	(258)
Non-cash items	(16)	284	252	-	520

Resources (used in) provided by operations	(174)	803	(367)	-	262

Net investment in operations	(170)	(121)	(3,209)	-	(3,500)

Resources (used in) provided by operations, net	(344)	682	(3,576)	-	(3,238)

Financing activities:
Loans payment, net	-	(664)	-	-	(664)

Resources used in financing activities	-	(664)	-	-	(664)

Investing activities:
Property, system and equipment, net	-	-	(22)	-	(22)
Other assets	38	-	1,528	-	1,566

Resources provided by investing activities	38	-	1,506	-	1,544

(Decrease) increase in cash and equivalents	(306)	18	(2,070)	-	(2,358)

Cash and equivalents at the beginning of the period	431	11	3,086	-	3,528

Cash and equivalents at the end of the period	$125	29	1,016	-	1,170

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of September 30, 2006)

				Adjustments
(Unaudited) For the nine-months period ended September 30, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(27)	240	(3,378)	-	(3,165)
Non-cash items	(10)	322	651	-	963

Resources (used in) provided by operations	(37)	562	(2,727)	-	(2,202)

Financing from operations, net	(76)	22	3,480	-	3,426

Resources provided by operations, net	(113)	584	753	-	1,224

Financing activities:
Loans payments, net	-	(584)	-	-	(584)

Resources used in financing activities	-	(584)	-	-	(584)

Investing activities:
Property, system and equipment, net	-	-	(35)	-	(35)
Other assets	306	-	(655)	-	(349)

Resources used in investing activities	306	-	(690)	-	(384)

Increase in cash and equivalents	193	-	63	-	256

Cash and equivalents at the beginning of the period	622	12	1,489	-	2,123

Cash and equivalents at the end of the period	$815	12	1,552	-	2,379

Guarantors - U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 13, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month and the nine-month periods ended September 30, 2006 and 2005 and on the stockholders’ equity as of September 30, 2006 and December 31, 2005 is presented below, with an explanation of the adjustments.

	(Unaudited)
	three-month period ended September 30
	2006	2005

Net income (loss) reported under Mexican GAAP	$(1,815)	(1,143)

U.S. GAAP adjustments
1. Deferred income taxes (A)	(52)	(256)
2. Allowance for post retirement benefits (B)	188	167
Total U.S. GAAP adjustments	136	(89)
Net income (loss) income under U.S. GAAP	$(1,679)	(1,232)

	(Unaudited)
	nine-month period ended September 30
	2006	2005

Net income (loss) reported under Mexican GAAP	$(258)	(3,165)

U.S. GAAP adjustments
1. Deferred income taxes (A)	(103)	484
2. Allowance for post retirement benefits (B)	366	380
Total U.S. GAAP adjustments	263	864
Net income (loss) income under U.S. GAAP	$5	(2,301)

	(Unaudited)
	September 30	December 31
	2006	2005

Total stockholders’ equity reported under Mexican GAAP	$34,405	34,864

U.S. GAAP adjustments
1. Deferred income taxes (A)	4,480	4,582
2. Allowance for post retirement benefits (B)	(16,000)	(16,366)
Total approximate U.S. GAAP adjustments	(11,520)	(11,784)
Total stockholders’ deficit under U.S. GAAP	$22,885	23,080

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of September 30, 2006 and December 31, 2005, represented increases of $4,480 and $4,582, respectively, as shown in the U.S. GAAP reconciliation.

B.	Severance

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine-month periods ended September 30, 2006 and 2005 the Company recorded an increase in net income of $366 and $380, respectively. As of September 30, 2006 and December 31, 2005, the Company cancelled a deferred charge of $16,000 and $16,366, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to $22,209 and $19,434 as of September 30, 2006 and December 31, 2005, respectively.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return of our investment in infrastructure. Our experience points out that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of quality services and by adding new features to existing services, allowing us to maintain under control our churn rate.

Revenues

We derive our revenues from:

• Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged with a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services and internet when requested by the customer.

• Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

• Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line services charged on a monthly basis.

The following table summarizes our revenues from operations from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

	Revenues (Constant Ps. in millions as of September 30, 2006) Nine-month period ended September 30,			% of Revenues Nine-month period ended September 30,
Revenue Source	2006	2005	% of Change	2006	2005
Local calling services	Ps 3,086.0	Ps. 2,664.2	15.8%	72.4%	71.4%
Long distance services	357.3	344.6	3.7%	8.4%	9.2%
Other services	817.7	720.3	13.5%	19.2%	19.4%
Total	Ps. 4,261.0	Ps. 3,729.1	14.3%	100.0%	100.0%

	Revenues (Constant Ps. in millions as of September 30, 2006) Three-month period ended September 30,			% of Revenues three-month period ended September 30,
Revenue Source	2006	2005	% of Change	2006	2005
Local calling services	Ps. 1,078.9	Ps. 935.8	15.3%	72.0%	72.0%
Long distance services	126.8	121.6	4.3%	8.5%	9.4%
Other services	292.1	242.5	20.4%	19.5%	18.6%
Total	Ps. 1,497.8	Ps. 1,299.9	15.2%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

• Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

• Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our nework..

• Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Nine Months Ended September 30, 2006 Compared with Nine Months Ended September 30, 2005

Revenues from Operations

Revenues from operations totaled Ps. 4,261.0 million for the nine-month period ended September 30, 2006 compared to Ps. 3,729.1 million for the same period in year 2005, an increase of Ps. 531.9 million, or 14%. Our average revenue per user declined to Ps. 570.3 from Ps. 655.8 during this same period. Our lines in service at the end of the nine months of 2006 reached 733,067; compared to 567,191 at the end of the same period in 2005, an increase of 29%.

Local services. Local service revenues amounted to Ps. 3,086.0 million for the nine-month period ended September 30, 2006 from Ps. 2,664.2 million for the same period ended in year 2005, an increase of Ps. 421.8 million, or 16%. These increments were primarily due to increased monthly rents and revenues from cellular consumption originated from higher number of lines in service in existing and new cities.

Long distance services. Long distance services revenues increased to Ps. 357.3 million for the nine-month period ended September 30, 2006 from Ps. 344.6 million for the period ended September 30, 2005, an increment of Ps. 12.7 million, or 4%. This revenue growth resulted from higher long distance traffic combined with reduced pricing related to bundled offers and special offers.

Other services. Revenue from other services totaled Ps. 817.7 million in the nine-month period ended September 30, 2006, compared to Ps. 720.3 million in the same period in 2005, an increment of Ps. 97.3 million. This positive variation resulted from increments in activation fees, equipment sales, data and other items in connection with voice and data traffic and lines installed during the period.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues from operations amounted to Ps. 1,296.2 million for the nine-month period ended September 30, 2006 compared to Ps. 1,157.5 million registered in the same period in 2005, an increase of Ps. 138.7 million, or 12%. This growth was due primarily to a Ps. 122.5 million increase in our underlying costs related to calling party pays or cellular traffic.

Gross profit. Gross profit is defined as revenues minus costs of revenues. For the nine-month period ended September 30, 2006 the gross profit accounted for Ps. 2,964.7 million, an improvement of Ps. 393.2 million, or 15%, compared with the same period in year 2005. Our gross margin reached 70% of total revenues for the nine-month period ended September 30, 2006 compared with 69% in the same period in year 2005.

Operating expenses. Operating expenses for the nine-month period ended September 30, 2006 grew Ps. 162.7 million totaling Ps. 1,446.9 million. During the same period of year 2005 this amount was Ps. 1,284.1 million. This increment was attributable primarily to salaries, rents, sales commissions and network maintenance based on the current operational level of the Company.

Depreciation and Amortization. Depreciation and amortization from continuing operations reached Ps. 1,048.7 million in the nine-month period ended September 30, 2006 from Ps. 841.1 million recorded in the same period in year 2005, an increment of Ps. 207.6 million, or 25%. This increase in depreciation and amortization reflects the Company’s infrastructure growth.

Operating income. Due to the factors previously described, operating income totaled Ps. 469.2 million for the nine-month period ended September 30, 2006 compared to an operating income of Ps. 446.4 million for the same period in year 2005, a positive variation of Ps. 22.8 million, or 5%.

Comprehensive financial result. The comprehensive financial result was Ps. (271.5) million for the nine month period ended September 30, 2006, compared to a comprehensive financial result of Ps. (140.0) million for the same period in year 2005. This increase was partially impacted by the early redemption of US$87,500,000 aggregate principal amount of our 11% senior notes due 2013 at a 111% redemption price that took place during the first quarter of 2006. Additionally, the comprehensive financial result was also affected by the non-cash foreign exchange loss of Ps. 35.6 million, compared to a gain of Ps. 82.5 million in the same period in 2005 (for the period ended September 30, 2006, the Peso depreciated 2.2% against the US dollar, compared to 3.7% appreciation that occurred during the same period of 2005). The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison
	Nine-month period ended September 30,		% of
Description	2006	2005	Change
Interest expense	Ps.(324.5)	Ps.(292.1)	11.1%
Interest income	71.1	39.9	77.9%
Foreign exchange (loss) gain, net	(35.6)	82.5	N/A
Monetary position gain	17.5	29.7	-40.9%
Total	Ps. (271.5)	Ps. (140.0)	94.0%

Net Income. We registered a net income of Ps. 131.8 million for the nine-month period ended September 30, 2006 compared to Ps. 211.4 million recorded in the nine-month period ended September 30, 2005.

Three Month Ended September 30, 2006 Compared with Three Month Ended September 30, 2005

Revenues from Operations

Revenues from operations increased to Ps. 1,497.8 million in the third quarter of year 2006 from Ps. 1,299.9 million for the same period in 2005, an increment of Ps. 197.9 million or 15%. The average revenue per user decreased to Ps. 562.1 from Ps. 642.7.

Local services. Local service revenues amounted to Ps. 1,078.9 million for the three-month period ended September 30, 2006, compared to Ps. 935.8 million for the same period ended in 2005, an increase of Ps. 143.1 million or 15%. This increase was primarily due to higher monthly rent and cellular consumption, as a result of a higher number in lines in service.

Long distance services. Long distance service revenues amounted to Ps. 126.8 million for the three-month period ended September 30, 2006, compared to Ps. 121.6 million in the same period in 2005, an increase of Ps. 5.2 million or 4%. This increase resulted from higher long distance traffic combined with reduced pricing related to bundled packages and special offers.

Other services. Revenue from other services totaled Ps. 292.1 million in the third quarter of 2006, a positive variation of Ps. 49.6 million, or 20%, from Ps. 242.5 million registered in the same period in 2005. This positive variation resulted from increments in activation fees, equipment sales and other items in connection with voice and data traffic and lines installed during the period.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended September 30, 2006, the cost of revenues totaled Ps. 457.3 million, an increase of Ps. 61.9 million compared with the same period of year 2005. This growth was due primarily to a Ps 38.2 million increase in our underlying costs related to calling party pays calls.

Gross profit. For the third quarter of 2006, the gross profit accounted for Ps. 1,040.5 million, an increase of Ps. 136.0 million or 15%, compared with the same period in year 2005. Our gross margin remained in 70% of total revenues for the three-month period ended September 30, 2006.

Operating expenses. For the third quarter of year 2006, operating expenses grew Ps. 75.3 million, or 17%, totaling Ps. 514.2 million compared to Ps. 438.9 million for the same period in year 2005. The main factor that generated this increment was the incremental expenses associated with the five new cities opened in 2006.

Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization totaled Ps. 364.9 million in the three-month period ended September 30, 2006 compared to Ps. 289.2 million for the same period in year 2005, an increase of Ps. 75.7 million or 26%.

Operating income. Due to the factors previously described, operating income increased to Ps. 161.3 million for the three-month period ended September 30, 2006 compared to an operating income of Ps. 176.4 million for the same period in year 2005, a decrease of Ps. 15.0 million or, 9%.

Comprehensive financial result. The comprehensive financial result was Ps. (11.7) million for the three-month period ended September 30, 2006, compared to a comprehensive financial result of Ps. (76.4) million for the same period in year 2005.

The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison
	Three-month period ended September 30,		% of
Description	2006	2005	Change
Interest expense	Ps. (69.0)	Ps. (98.7)	-30.1%
Interest income	14.7	12.4	18.5%
Foreign exchange (loss) gain, net	33.0	(2.9)	N/A
Monetary position gain	9.6	12.9	-25.2%
Total	Ps. (11.7)	Ps (76.4)	-84.7%

The reduced loss in the third quarter of 2006 was a result of a 30% lower interest expense combined with a non-cash foreign exchange gain of Ps. 33.0 million (for the quarter ended September 30, 2006, the Peso appreciated 3.4% against the US dollar), compared to a loss of Ps. 2.9 million in the same period in 2005 (for the quarter ended June 30, 2005, the Peso depreciated 0.1% against the US dollar).

Net Income. We registered Ps. 110.0 million for the three-month period ended September 30, 2006 compared to Ps. 72.2 million recorded in the three-month period ended September 30, 2005.

Liquidity and Capital Resources

Historically we have relied on vendor financing, private equity contributions, internal cash from operations, the proceeds from the 11% senior notes due 2013 and bank debt to fund our operations, capital expenditures and working capital requirements. We believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

At September 30, 2006, we had cash and cash equivalents of Ps 1,062.9 million compared to cash and cash equivalents of Ps. 1,059.9 million in the same period of year 2005.

Net cash provided by operating activities was Ps. 1,225.1 million for the nine-month period ended September 30, 2006 compared to Ps. 895.5 million recorded in the same period of year 2005. Net cash provided by operating activities for the three-month period ended September 30, 2006 was Ps. 454.1 million compared to Ps. 413.1 for the same period ended 2005.

Net cash used in investing activities was Ps. (1,200.2) million for the first nine months of year 2006 compared to Ps. (1,121.7) million recorded in the same period of year 2005. For the three-month period ended September 30, 2006 net cash used in investing activities reached Ps. (403.7) million vs. Ps. (419.2) million registered in the same period of year 2005. These cash flows primarily reflect investments in fixed assets of Ps. 1,169.8 million and Ps. 1,094.5 million for the nine-month period ended September 30, 2006 and 2005, respectively. For the three-month period ended September 30, 2006 investment in fixed assets reached Ps. 402.5 million, a decrease of Ps. 15.9 million compared to the same period in 2005.

Net cash (used in) provided by financing activities from continuing operations were Ps. (896.3) million and Ps. 700.4 million for the nine-month period ended September 30, 2006 and 2005, respectively. For the three-month period ended September 30, 2006, our net cash used in financing activities was Ps. (33.8) million compared to Ps. (91.5) million recorded in the same period of 2005.

Axtel is in the process of obtaining new loans to finance the proposed acquisition of Avantel. We expect to obtain (i) a US $205.0 million loan to finance the purchase of assets and to refinance Avantel’s existing debt, (ii) an up to US $315 million bridge loan to partially finance the purchase of assets, to finance the purchase of all common stock of Avantel and to partially finance related expenses incurred in the acquisition, and (iii) a bridge loan for Mexican peso equivalent of US $75 million to pay the value added tax derived from the purchase of assets from Avantel. We will also use part of our available cash to pay legal fees, advisory fees, out-of-pocket expenses, among others expenses, related to the proposed acquisition of Avantel. We expect to obtain the new loans mentioned above before closing the transaction although there is no guarantee that we will obtain these new loans because there are factors outside the control of Axtel that could change the conditions and status of these financings.

We expect to make additional investments in future periods as we (a) selectively expand our network within our coverage area and into other areas of the country in order to exploit market opportunities as well as to (b) maintain our existing network and operating facilities and (c) as we integrate the operations of Avantel if the acquisition is consummated.

Capitalization of preoperating expenses

We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	4.1	4.1	-	-	-
Long-term debt	166.4	-	3.4	0.5	162.5
Interest payments	134.2	17.9	35.8	35.8	44.7
Operating leases	89.4	17.8	24.5	15.0	32.1
Nortel	0.3	-	-	0.3	-
Total contractual cash obligation	394.4	39.8	63.7	51.6	239.3

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP. See Note 13 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net loss for the period presented.

Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements. Such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, to the extent it may reasonably be estimated that a future liability or benefit will arise and as to which there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Severance. Prior to December 31, 2004 under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution for pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaced the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee’s service life.

Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recently Issued Accounting Standards

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (Bulletins), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF). CINIF is an entity whose objectives are to develop Financial Reporting Standards (FRS) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which are effective for fiscal years beginning after December 31, 2005, are the following:

(a) Donations received are included in the results of operations, instead of in contributed capital.

(b) Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

(c) Retroactive recognition of the effects of changes in particular standards.

(d) Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

We believe that the adoption of these recently issued accounting standards will not have an impact on our financial statements.

Recently issued accounting pronouncements under US GAAP

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to the previous Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employees’ services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The adoption of this Statement will not have an effect on our financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for our company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this Statement will not have a significant effect on our financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006.

In September 2005, the Emerging Issues Task Force issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring, after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 12 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

Revenue Recognition

On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a) there is persuasive evidence of an agreement;

(b) the delivery was made or the services rendered;

(c) the sales price to the purchaser is fixed or determinable;

(d) collection is reasonably assured.

SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at September 30, 2006 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, the Company entered into two separate derivative transactions denominated “coupon Swap” agreements to hedge a portion of its US dollar foreign exchange exposure resulting from the issuance of our US $175.0 million 11% senior notes that will mature in year 2013. Under the transactions, Axtel will receive semi-annual payments based on the aggregate notional amount of US $113.8 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. $1,270.0 million at an annual rate of 12.30%. Both of these transactions will cease in December 2008. During June 2005, we entered into a two separate derivative transactions, which will cover the remaining portion of its US foreign exchange exposure. Under these transactions we will receive semi-annual payments based on the aggregate notional amount of US $136.2 million at an annual rate of 11%, and will make semiannual payments calculated based on the aggregate pf Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions will mature on December 2008.

The following table provides information about the details of our option contracts as of September 30, 2006:

(Amounts in millions)	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount	Axtel receives	Axtel pays	Estimated fair value
December 15, 2008	US$ 113.8	Ps. 1,270	11.00%	12.30%	US$ (3.5)
December 15, 2008	US$ 136.2	Ps. 1,480	11.00%	12.26%	US$(3.0)

Prior to entering into foreign currency hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

ITEM 4. CONTROLS AND PROCEDURES

Not applicable.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Not applicable.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS AND REPORTS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: November 15, 2006